Exhibit 99.45

MATERIAL CHANGE REPORT UNDER SECTION 85(1)

OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 146(1)

OF THE ALBERTA SECURITIES ACT

Item 1

Reporting Issuer

Chap Mercantile Inc.

#407, 11503 – 100 Avenue

Edmonton, Alberta T5K 2K7

Item 2.

Date of Material Change

January 27, 2004

Item 3.

Press Release

The Issuer issued a press release on dated January 27, 2004 which was disseminated in Canada through CCNMathews.

Item 4.

Summary of Material Change

The Issuer proposes to sell substantially all of its assets.

Item 5.

Full Description of Material Change

The Issuer announced that it intends to sell (the "Sale') its subsidiary, Dial Locksmith Ltd., for the sum of $325,000 to current insiders of the Issuer, subject to regulatory and shareholder approval. Shareholder approval for the Sale will be sought at the general meeting of shareholders scheduled for February 25, 2004. If the Sale is approved, the current board of directors will not seek re-election at the meeting, and a new board consisting of Geir Liland, Dr. John Ridley, and John G. Proust will be nominated for election. If the Sale is not approved, the current board of directors will stand for reelection at the meeting. The new directors have been granted a total of 450,000 options at $0.15 per share for a period of five years, subject to their election to the Board of Directors.

In conjunction with the proposed sale and change of management, previous management and major shareholders of the Issuer have agreed to sell an aggregate of 6,335,000 shares to a number of investors.

Upon completion of the proposed reorganization, the Issuer will have approximately $435,000 in cash, and will be seeking new assets or opportunities in the resource sector.

Item 6.

Reliance on Section 85(2) of the British Columbia Securities Act

Reliance on Section 146(2) of the Alberta Securities Act

This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

To obtain further information contact Peter Kruczko, President, at telephone (780) 488-8390.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Edmonton, Alberta this 28th day of January, 2004

"Peter Kruczko"_____

Authorized Signatory